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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                    Form 20-F       X        Form 40-F
                                  -----                  -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                       Yes                      No         X
                                  -----                  -----

     Indicate  by check mark if the  registrant  is  submitting  the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                       Yes                      No         X
                                  -----                  -----

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:
                       Yes                      No         X
                                  -----                  -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                           ENDESA, Sociedad Anonima

                                    (ENDESA)

                          Annual Stockholders' Meeting

     On February 24, 2004, the Board of Directors of the Company resolved to call an Annual Stockholders' Meeting to be held in Madrid, at Pabellon 4, Parque Ferial Juan Carlos I (IFEMA), on April 1, 2004, at 11 a.m., on first call, and if the Stockholders' Meeting cannot be held on first call due to a failure to achieve the required quorum it will be held at the same venue and time on April 2, 2004, on second call, pursuant to the following

                                     AGENDA

One. Examination and, if appropriate, approval of the financial statements (notes to financial statements, balance sheet and statement of income) and management report of the Company and of its Consolidated Group for the year ended December 31, 2003, as well as the conduct of the Company's business in that fiscal year.

Two. Appropriation of income for the year and distribution of dividend.

Three.          Amendment of the Corporate Bylaws.

                        a) New wording for the following  Articles of the
                           current Corporate Bylaws: Article 16 (Issue of debentures) and Article 33 (Right to information).

                        b) Insertion  of one new  Article  into the  current
                           Corporate Bylaws, namely, Article 30 bis (Voting and representation by remote means of communication).

Four            Amendment of the Stockholders' Meeting Regulations.

                        a) New  wording  for the  following  Articles of the
                           current  Stockholders'  Meeting  Regulations:
                           Article 9 (Right to information), Article 12 (Public proxy solicitation) and Article 18 (Speeches).

                        b) Insertion of one new Article into the current
                           Stockholders' Meeting Regulations, namely, Article 20 bis (Voting and representation by remote means of communication).

Five. Appointment, assignment, ratification and renewal per the Bylaws of Directors.

Six.            Appointment of auditors for the Company and its Consolidated
                Group.

Seven. Authority for the Company and its subsidiaries to be able to acquire treasury stock under the provisions of Article 75 and Additional Provision 1 of the Corporations Law.


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Eight.          Authority for the Board of Directors to carry out,  implement and, if appropriate, rectify any resolutions adopted by the Stockholders' Meeting and to delegate any powers received by it from the Stockholders' Meeting, and granting of powers to have those resolutions recorded in a public deed.

Nine.           Information for the Stockholders' Meeting concerning the Board
                Regulations.


                             MINUTES OF THE MEETING

     The Board of Directors has resolved to instruct a Notary from the Madrid Notaries Association to attend and draw up the Minutes of the Stockholders' Meeting in conformity with the provisions of Article 114 of the Corporations Law and Article 101 of the Mercantile Registry Regulations.


                  RIGHT OF ATTENDANCE AND RIGHT TO INFORMATION

     Stockholders who, individually or grouped together with others, hold at least 50 shares may attend the Stockholders' Meeting if they have registered their shares in the related register of book entries five days prior to the holding of the Stockholders' Meeting. Attendance cards will be provided by entities participating with Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A. (IBERCLEAR) or, as the case may be, by ENDESA at the registered office, upon filing the documents evidencing title and the immobilization of the securities.

     All stockholders who are entitled to attend may be represented at the Stockholders' Meeting by another person. Proxies to which the general rules on public proxy solicitations apply must contain instructions on how to vote, it being understood that if no instructions are given, the proxyholder will vote for the proposed resolutions.

     In conformity with the provisions of Article 212 of the Corporations Law, the stockholders may obtain from the Company, immediately and at no charge, the financial statements and management report of the Company and of its
Consolidated Group for the year ended December 31, 2003, as well as the respective auditors' reports.

     Stockholders may also obtain the Report on Corporate Governance and Report on Sustainability for 2003.

     In relation to items THREE and FOUR on the Agenda, the stockholders may inspect at the registered office (calle de Ribera del Loira 60, 28042 Madrid), and request the delivery or sending at no charge, of the proposal and report, if appropriate, laid by the Directors before the Stockholders' Meeting in connection with the resolutions submitted for the approval of the stockholders of Endesa, S.A., under items THREE and FOUR on the Agenda.

     All the documentation of the Stockholders' Meeting can be viewed on and obtained from the Company's website at "www.endesa.es". Also, the stockholders are informed that the Stockholders' Meeting can be followed on that website.

     For the greater convenience of the stockholders and to avoid queues at the entrance of the premises where the Stockholders' Meeting will be held, the


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aforementioned  documentation  and the gift will be delivered upon production of the attendance card at the Company's registered office at c/ Ribera del Loira 60, Monday through Friday from 9 a.m. to 2 p.m. and from 4 p.m. to 6 p.m.


                               GENERAL INFORMATION

     Stockholders requiring any clarification on the delivery of documentation or any other matter concerning this call notice may go in person to the Information Office at the Company's registered office at calle Ribera del Loira 60, Madrid, or call at 900 666 900 from 9 a.m. to 2 p.m. and from 4 p.m. to 6 p.m., Monday through Friday.

             ANTICIPATED DATE FOR HOLDING THE STOCKHOLDERS' MEETING

     ENDESA INFORMS ITS STOCKHOLDERS THAT, BASED ON PREVIOUS YEARS' EXPERIENCE, IT IS FORESEEABLE THAT THE STOCKHOLDERS' MEETING WILL BE HELD ON SECOND CALL (ON APRIL 2, 2004, AT THE AFOREMENTIONED VENUE AND TIME). IF THIS DOES NOT HAPPEN, AN ANNOUNCEMENT WILL BE PUBLISHED SUFFICIENTLY IN ADVANCE IN THE DAILY PRESS.

Madrid, February 24, 2004.
The Secretary of the Board of Directors
Salvador Montejo Velilla




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: March 3 , 2004         By: /s/ David Raya
                                 -------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations